October 20, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Battlers Corp.

      Registration Statement on Form S-1

      Filed August 31, 2016

      File No. 333-213393

Ladies and Gentlemen:

This letter sets forth the responses of Battlers Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 27, 2016.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff.

2. We note there references in your Table of Contents to page numbers. These do not appear to be reflected throughout the prospectus. Please revise to number each page of your prospectus.

Response: Each page was numbered.

Prospectus Summary

3. We note your statement that your “sole officer and director has the experience and needed skills for such work . . . .” Please provide a basis for this statement, as we note that the only experience attributed to Mr. Feodosiadi in the prospectus is his work as technical engineer. Please also revise your disclosure in Mr. Feodosiadi’s biography to clarify what duties he performs as a technical engineer and whether he still holds that position.

Response: The biography was disclosed.

4. Please disclose your current cash balance on hand as of the most recent practicable date and also disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate.

Response: The information was disclosed.

Security Ownership of Certain Beneficial Owners and Management

5. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: The information was provided accordingly.

Item 16. Exhibits

6. We note that Exhibit 10.2 appears to be the Lease Agreement described as Exhibit 10.3. Please correct the exhibit number and file the Sales Contract as Exhibit 10.2. Additionally, please expand the disclosure in your management’s discussion and analysis to discuss the nature and material terms of the sales contract.

Response: The exhibit number was corrected. The disclosure of material terms of the sales contract was discussed expanded and in our management’s discussion and analysis section.

Exhibit 23.1

7. In the first sentence, please clarify whether the auditors’ report included in the Registration Statement is dated August 16, 2016 or August 30, 2016 with respect to your financial statements.

Response: The statement was clarified.

Very Truly Yours,

Stepan Feodosiadi,

President of Battlers Corp.